

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

<u>Via U.S. mail and facsimile</u>
Aaron Suen, Chief Executive Officer
Vim Beverage, Inc.
1223 Wilshire Boulevard, #467
Santa Monica, CA 90403

> **Re: Vim Beverage, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 11, 2011**
> **File No.: 333-164033**

Dear Mr. Suen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Registration Statement on Form S-1</u>

<u>Prospectus Cover Page</u>

1. Please update the cash balance throughout the prospectus as of the most recent practicable date.

2. We note the disclosure that you may be forced to change your business plan for the remainder of 2011 and 2012. Please add disclosure elsewhere, such as the summary and business section, as to such changes to your business plan.

<u>Forward Looking Statements, page 19</u>

3. Refer to your first paragraph of this section. We note on your statement that the prospectus includes forward-looking statements as such term is described in the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities

Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

- delete any references to the Private Securities Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Description of Business, page 11

4. We partially reissue comment 15 of our letter dated January 7, 2011. We continue to note the promotional statement on page 22 that your packaging will be completely different and trend setting. Please provide the basis for this statement or remove.

5. Please reconcile the references to needing $200,000 in additional funding over the next 12 months to commence your business operations as planned with the disclosure in this section that you will need $$301,800 to commence production of the VIM Pure line.

6. We reissue comment 17 of our letter dated January 7, 2011. Please revise the disclosure to address when and how you anticipate obtaining funding to commence your business plan. Clarify the minimum amount of funding that you will need to begin implementing your business plans. Discuss the costs of bringing your product to market. If you are not including such amounts in the minimum needed to commence your business plan, please explain. Lastly, we note the removal of the language regarding the negotiation of the cost of 300,000 gallons of water at $.05 per gallon. Please explain why your estimates now include a lower cost of such water.

Management's Discussion and Analysis, page 16

7. We reissue comment 30 of our letter dated January 7, 2011. We note your statement that you will require approximately $301,000 to launch your first product. Revise to clarify the steps in your business plan and the associated costs you project to launch your first product. Clarify when you plan to launch your first product. Additionally, it is unclear whether the $301,000 you state it will take to launch your first product is in addition to the marketing cost noted elsewhere in the prospectus. Please revise.

Financial Statements, page F-1

8. With your next amendment, please update the financial statements and related disclosures throughout your registration statement pursuant to Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: William MacDonald
     Facsimile: (604) 681-4760